Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT”)

and

GRANITE REIT INC.

Report of Voting Results for Annual General Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite REIT Inc. held on June 14, 2018.

A total of 35,672,993, Stapled Units (78% of outstanding Stapled Units) were represented in person or by proxy at the Meetings.

1.	By resolution passed by a vote conducted by a show of hands, the individuals below, as nominees listed in the management information circular relating to the Meetings, were each elected as trustees of Granite REIT and directors of Granite REIT Inc. to hold office until the next annual general meeting or until their successors are duly elected. Proxies received by management in advance of the Meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	35,252,155	99.90	36,322	0.10	35,253,353	99.90	35,124	0.10
Donald Clow	35,091,444	99.44	197,033	0.56	35,091,346	99.44	197,131	0.56
Remco Daal	35,249,556	99.89	38,921	0.11	35,250,804	99.89	37,673	0.11
Michael Forsayeth	32,062,685	90.86	3,225,792	9.14	32,062,538	90.86	3,225,939	9.14
Samir Manji	35,239,244	99.86	49,233	0.14	35,238,392	99.86	50,085	0.14
Kelly Marshall	35,260,570	99.92	27,907	0.08	35,260,522	99.92	27,955	0.08
Al Mawani	34,780,277	98.56	508,200	1.44	34,781,626	98.56	506,851	1.44
Gerald Miller	35,251,780	99.90	36,697	0.10	35,252,582	99.90	35,895	0.10
Jennifer Warren	35,259,729	99.92	28,748	0.08	35,259,027	99.92	29,450	0.08

2.	By resolution passed by a vote conducted by a show of hands, Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite REIT Inc. until the next annual general meeting or until a successor is appointed, and the board of directors of Granite REIT Inc. was authorized to fix the remuneration of the auditor of Granite REIT Inc. Proxies received by management in advance of the Meetings indicated that votes for the re-appointment of Deloitte LLP as auditor of Granite REIT were 99.81%, and votes for the re-appointment of Deloitte LLP as auditor of Granite REIT Inc. were 99.76%.

DATED as of this 14th day of June, 2018.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(signed) “Michael Forsayeth”
Michael Forsayeth
Chief Executive Officer

GRANITE REIT INC.

By:	(signed) “Michael Forsayeth”
Michael Forsayeth
Chief Executive Officer